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                          June 23, 2023

       Maria Stahl
       Chief Legal Officer
       Fusion Pharmaceuticals Inc.
       270 Longwood Road South
       Hamilton, Ontario, Canada, L8P 0A6

                                                        Re: Fusion
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 16, 2023
                                                            File No. 333-272713

       Dear Maria Stahl:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              William A. Magioncalda,
Esq.